

June 27, 2013

Via E-mail
Mr. Peter Kelly
Executive Vice President and Chief Financial Officer
NXP Semiconductors N.V.
High Tech Campus 60
Eindhoven 5656 AG
The Netherlands

> **Re:** **NXP Semiconductors N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 6-K dated April 23, 2013**
> **Filed April 23, 2013**
> **File No. 001-34841**

Dear Mr. Kelly:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 29

1. We note from page 35 that you reversed $51 million related to an accounts receivable valuation allowance for the collection of accounts receivable amounts following a legal award and that the reversal impacted your gross profit. Please explain to us the nature of the legal award that you received and why you reversed your valuation allowance. Please also explain to us why the reversal impacted your gross profit.

Item 18. Consolidated Financial Statements, page F-1

Note 14. Restructuring Charges, page F-39

2.   Please revise future filings to include a description of your exit or disposal activities, including the facts and circumstances leading to the expected activities and the expected completion date, consistent with FASB ASC 420-10-50-1(a). Please revise your MD&A in future filings to include all of the disclosures required by SAB Topic 5.P.4.

Note 18. Investments in Equity-accounted Investees, page F-45

3.   Please explain to us the nature of the loss you recorded of $46 million during fiscal year 2012 for extra provisions for litigation, claims and proceedings related to your equity investments.

4.   Further, please explain to us the nature of the results relating to equity-accounted investees for the three months ended March 31, 2013 of $47 million shown in your Form 6-K dated April 23, 2013. If different, please also discuss and quantify the net benefit of the release of the legal provision in the three months ended March 31, 2013.

Form 6-K dated April 23, 2013

5.   We note on page 2 that you present forward looking non-GAAP financial measures for the second quarter of 2013. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant